SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2013 – September 30, 2013) filed with the Tokyo Stock Exchange on Wednesday October 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 30, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2013 – September 30, 2013

October 30, 2013

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2013 to September 30, 2013

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Six Months Ended September 30, 2013

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2013	614,131	20.8%	107,396	39.4%	123,575	41.3%	80,408	34.4%
September 30, 2012	508,534	7.6%	77,036	0.5%	87,433	14.7%	59,840	33.9%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥85,568 million for the six months ended September 30, 2013 (year-on-year change was a 90.3% increase) and ¥44,970 million for the six months ended September 30, 2012 (year-on-year change was a 140.7% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2013	64.67	61.86
September 30, 2012	55.65	46.59

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for the previous period presented.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2013	8,429,989	1,834,446	1,759,626	20.9%
March 31, 2013	8,439,710	1,687,573	1,643,596	19.5%

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2013	130.00

*Note 5:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the fiscal period ended March 31, 2013, the actual amount of dividend per share prior to the stock split is shown.
*Note 6:	Dividend amount for the fiscal year ending March 31, 2014 has not yet been determined.

3. Targets for the Year Ending March 31, 2014 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2014	1,200,000	12.7%	145,000	29.6%	115.28

*Note 7:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,288,075,528 as of September 30, 2013, and 1,248,714,760 as of March 31, 2013.

2. The number of treasury stock shares was 13,326,686 as of September 30, 2013, and 27,281,710 as of March 31, 2013.

3. The average number of outstanding shares was 1,243,360,021 for the six months ended September 30, 2013, and 1,075,221,850 for the six months ended September 30, 2012.

*Note 8:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Six Month Period Ended September 30, 2013

		Six month period ended September 30, 2012	Six month period ended September 30, 2013	Change	Year on Year Change
Total Revenues	(millions of yen)	508,534	614,131	105,597	21%
Total Expenses	(millions of yen)	431,498	506,735	75,237	17%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	87,433	123,575	36,142	41%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	59,840	80,408	20,568	34%
Earnings Per Share
(Basic)	(yen)	55.65	64.67	9.02	16%
(Diluted)	(yen)	46.59	61.86	15.27	33%
ROE (Annualized)	(%)	8.6	9.5	0.9	—
ROA (Annualized)	(%)	1.45	1.91	0.46	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

Economic Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties in European sovereign debt issues, the risk of another serious global financial crisis is receding, with signs of improvement in the United States economy.

In the United States, although there is concern regarding the effect of increasing home loan interest rates on the housing market, private consumption has been firm on the back of increased wages and employment levels, and income and consumption in the retail sector are beginning to create a self-sustained healthy economic cycle. Meanwhile, although the feared tapering of Quantitative Easing Program (QE3) has been suspended for the time being, once again fiscal issues such as the U.S. debt-ceiling crisis are gaining attention.

In Asia’s emerging economies, the Chinese economy is at a standstill due to policies restricting investment and India also continues to experience slower growth. In the ASEAN region, although the economic growth rate is beginning to decelerate as the economic slowdown gathers momentum, at the moment in many countries we are seeing higher market share prices and currency appreciation as a result of a delay in tapering Quantitative Easing Programs in the U.S.

In Japan, although a rapid depreciation of the yen and rise in market share prices that continued from the beginning of the year has subsided for the moment, we expect ongoing recovery in the domestic economy due to monetary easing by the Bank of Japan and various economic measures. Moving forward, against a background of improving Japanese domestic company results brought about by the depreciation of yen and increased public investment, we anticipate an increase in private consumption and improvement in the domestic employment environment. Further, following Tokyo’s selection to host the 2020 Summer Olympics, there is anticipation of long term investment in Tokyo’s infrastructure and increased private investment.

Overview of Business Performance (April 1, 2013 to September 30, 2013)

Total Revenues for the six-month period ended September 30, 2013 (hereinafter “the second consolidated period”) increased 21% to ¥614,131 million compared to ¥508,534 million during the same period of the previous fiscal year. In addition to an increase in revenues from asset management and servicing due to the acquisition of asset management company Robeco Groep N.V. (hereinafter “Robeco”), operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas, as did other operating revenues due to contributions from companies acquired after March 31, 2012, growth in the environment and energy-related business, and an increase in commission income compared to the same period of the previous fiscal year. On the other hand, real estate sales decreased compared to the same period of the previous fiscal year due to a decrease in the number of condominium units delivered.

Total Expenses increased 17% to ¥506,735 million compared to ¥431,498 million during the same period of the previous fiscal year. In addition to an increase in expenses from asset management and servicing in line with the acquisition of Robeco, costs of operating leases and other operating expenses increased in line with an expansion in revenues from operating leases and other operations, and selling, general and administrative expenses increased mainly due to corporate acquisitions made after March 31, 2012. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowing; costs of real estate sales decreased due to a decrease in the number of condominium units delivered; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year mainly due to an increase in profits from domestic joint real-estate ventures.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 41% to ¥123,575 million compared to ¥87,433 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 34% to ¥80,408 million compared to ¥59,840 million during the same period of the previous fiscal year.

Segment Information

Segment profits for the second consolidated period increased 32% to ¥125,526 million compared to ¥95,222 million during the same period of the previous fiscal year.

In line with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments from the second consolidated period. The segment information for the previous periods has been reclassified to reflect this change.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

During the second consolidated period, improved revenues have not been limited to companies in the manufacturing industry but have extended to include large domestic companies across different industries. Also, small and medium-sized enterprises are showing signs of recovery in performance as a result of growing domestic demand including increased public investment.

Segment assets remained flat at ¥895,137 million compared to the end of the previous fiscal year primarily due to a decrease in installment loans, despite an increase in the balance of investment in direct financing leases.

Installment loan revenues have decreased in line with a decrease in the average loan balance. On the other hand, segment revenues only decreased 1% to ¥35,646 million compared to ¥36,135 million during the same period of the previous fiscal year due to solid direct financing lease revenues as a result of an increase in the average investment balance.

Segment profits decreased 8% to ¥10,824 million compared to ¥11,753 million during the same period of the previous fiscal year due to segment expenses remaining flat compared to the same period of the previous fiscal year and a decrease in equity in net income of affiliates.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The manufacturing activities of Japanese companies are showing signs of recovery. Large companies are making upward revision of their capital expenditure plans and there are signs that private investment activities that had been halted for a period of time are beginning to be resumed. In such an environment, revenues have remained stable due to our ability to provide customers with high value-added services that meet corporate customers’ capital expenditure and cost reduction needs.

Segment revenues continued to progress steadily due to an increase in operating lease revenues, increasing 8% to ¥126,863 million compared to ¥117,403 million during the same period of the previous fiscal year. Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of operating leases in line with increased investment in operating leases.

As a result of the foregoing, segment profits increased 19% to ¥21,135 million compared to ¥17,772 million during the same period of the previous fiscal year.

Segment assets increased 6% compared to the end of the previous fiscal year to ¥634,662 million due to increases in both investment in operating leases and investment in direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The office building market in Japan continues to show signs of recovery with the vacancy rate falling below its peak and rent levels appearing to have bottomed out. In addition, the J-REIT market is showing improvement due to an increase in land prices in Japan’s three largest cities for the first time in five years, a decrease in long term interest rates and anticipation of a rise in real estate prices as a result of Tokyo being selected to host the 2020 Summer Olympics.

Segment revenues decreased 8% to ¥99,300 million compared to ¥108,044 million during the same period of the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominiums units delivered despite an increase in revenues from facilities operation.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite an increase in write-downs of long-lived assets.

In addition to the foregoing, due to an increase in equity in net income of affiliates and recognition of gains from sales of real estate joint ventures, segment profits increased 194% to ¥8,769 million compared to ¥2,982 million during the same period of the previous fiscal year.

Segment assets decreased 8% compared to the end of the previous fiscal year to ¥1,045,505 million due to sales of rental properties, as well as decreases in installment loans and investment securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment and energy-related business in Japan, there has been ongoing active investment in power generation business projects such as mega-solar. In addition, investment targets are expanding beyond solar power projects to include wind and geothermal power generation projects. Meanwhile, in Japan, recovery in the stock market is gaining momentum with an increase in the number of initial public offerings for the third consecutive year of which many companies are exceeding their public offering price.

Segment revenues increased 60% to ¥78,683 million compared to ¥49,228 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities and revenue contributions from consolidated subsidiaries acquired after March 31, 2012, despite a decrease in installment loan revenues due to absence of revenues from large collections in the loan servicing business recorded during the first consolidated fiscal period of the previous fiscal year.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in expenses attributable to aforementioned consolidated subsidiaries acquired after September 30, 2012.

As a result of the foregoing, segment profits increased 35% to ¥22,215 million compared to ¥16,408 million during the same period of the previous fiscal year.

Segment assets decreased 2% compared to the end of the previous fiscal year to ¥434,230 million due to a decrease in investment in securities and installment loans despite an increase in investment in affiliates.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Segment revenues increased 16% to ¥103,474 million compared to ¥88,940 million during the same period of the previous fiscal year due to an increase in installment loan revenues, steady growth in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance related costs.

As a result of the foregoing, segment profits increased 20% to ¥28,379 million compared to ¥23,647 million during the same period of the previous fiscal year.

Segment assets increased 3% compared with the end of the previous fiscal year to ¥2,056,642 million due to increases in investment in securities and installment loans despite a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe. In addition, asset management operations have been added to this segment as a major business following the acquisition of Robeco.

In the United States, a moderate recovery is continuing while private consumption and the residential markets remained steady. In Asia, although the growth rate is beginning to decelerate as the economic slowdown gathers momentum, at the moment in many countries we are seeing higher market share prices and currency appreciation as a result of a delay in tapering Quantitative Easing Program in the U.S.

Segment revenues increased 62% to ¥151,364 million compared to ¥93,287 million during the same period of the previous fiscal year due to an increase in revenues from asset management in line with the acquisition of Robeco, an increase in direct financing lease revenues in Asia and an increase in aircraft operating lease revenues.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in costs of operating leases in addition to an increase in expenses from asset management and selling, general and administrative expenses in line with the acquisition of Robeco.

As a result of the foregoing, segment profits increased 51% to ¥34,204 million compared to ¥22,660 million during the same period of the previous fiscal year.

Segment assets increased 28% to ¥1,682,603 million compared to the end of the previous fiscal year due to recognition of goodwill and other intangible assets in line with the acquisition of Robeco, increased investment in operating leases such as aircraft, increased investment in direct financing leases in Asia and increased investment in affiliates.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		As of March 31, 2013	As of September 30, 2013	Change	Year on Year Change
Total Assets	(millions of yen)	8,439,710	8,429,989	(9,721)	(0%)
(Segment Assets)		6,382,654	6,748,779	366,125	6%
Total Liabilities	(millions of yen)	6,710,516	6,551,616	(158,900)	(2%)
(Long- and Short-term Debt)		4,482,260	4,120,035	(362,225)	(8%)
(Deposits)		1,078,587	1,109,583	30,996	3%
Shareholders’ Equity	(millions of yen)	1,643,596	1,759,626	116,030	7%
Shareholders’ Equity Per Share	(yen)	1,345.63	1,380.37	34.74	3%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.
Note 3:	Goodwill and other intangible assets acquired in the business combination have been recognized as segment assets beginning in the second consolidated fiscal period. Segment assets for the previous fiscal year have been reclassified as a result of this change.

Total assets remained flat compared to the end of the previous fiscal year at ¥8,429,989 million. Investment in direct financing leases increased due to robust new transactions in Japan and the Asian region. Investment in operating leases increased primarily due to strong auto leasing in Japan and aircraft leasing overseas. Investment in affiliates increased primarily due to new investment overseas. Other assets increased primarily due to the recognition of goodwill and other intangible assets from the acquisition of Robeco. On the other hand, cash and cash equivalents decreased, as did installment loans due to increased collections. Segment assets increased 6% compared to March 31, 2013 to ¥6,748,779 million.

The balance of interest bearing liabilities is managed at an appropriate level with consideration to conditions of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

Shareholders’ equity increased 7% compared to March 31, 2013 to ¥1,759,626 million due to a decrease in treasury stock, at cost for the disposal of treasury shares to pay part of the consideration for the acquisition of the Robeco shares, an increase in common stock and additional paid-in capital as a result of execution of rights on convertible bonds, and an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2014

Due to solid performance by five business segments during the second consolidated period, ORIX expects net income attributable to ORIX Corporation shareholders to exceed the initial target of ¥135,000 million (up 20.6% year on year) for the fiscal year ending March 31, 2014 by ¥10,000 million.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customers’ energy and environment related demands.

The Maintenance Leasing segment aims to capture demand in growth areas in the rental business and increase new business volume and expand high value-added services in the auto business. In addition, this segment expects continued stable profits by continuing to promote operation streamlining and enhancing cost control.

The Real Estate segment aims to enhance its stable profit base by expanding fee business through the promotion of its real estate operating business and asset management business while continuing to turnover assets and reduce its asset balance.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on servicer expertise.

The Retail segment aims to grow profits by increasing card loan balances via the consolidated management of ORIX Bank and ORIX Credit, enhancing the agency network in the life insurance business, and increasing sales of first sector products, in addition to the third sector products in the life insurance business.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States and expansion of its leasing asset balance in Asia. In addition, through the acquisition of Robeco, it aims to raise the level of the Group’s service related revenues and expand its global business platform.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed reasonable by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under

“Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 27, 2013.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2013 and September 30, 2013)

(Unaudited)

		(millions of yen)
Assets	March 31, 2013	September 30, 2013
Cash and Cash Equivalents	826,296	706,289
Restricted Cash	106,919	127,442
Time Deposits	8,356	2,932
Investment in Direct Financing Leases	989,380	1,019,265
Installment Loans	2,691,171	2,314,487

(The amount of ¥16,026 million of installment loans as of March 31, 2013 and ¥8,401 million of installment loans as of September 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(89,912)
Investment in Operating Leases	1,395,533	1,433,048
Investment in Securities	1,093,668	1,094,835

(The amount of ¥5,800 million of investment in securities as of March 31, 2013 and ¥7,486 million of investment in securities as of September 30, 2013 are measured at fair value by electing the fair value option FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	237,172
Investment in Affiliates	326,732	366,632
Other Receivables	196,626	204,756
Inventories	41,489	33,465
Prepaid Expenses	50,323	55,132
Office Facilities	108,757	106,477
Other Assets	475,466	817,969

Total Assets	8,439,710	8,429,989

Liabilities and Equity

Short-Term Debt	420,726	302,519
Deposits	1,078,587	1,109,583
Trade Notes, Accounts Payable and Other Liabilities	312,922	329,118
Accrued Expenses	121,281	169,325
Policy Liabilities	426,007	438,161
Current and Deferred Income Taxes	143,057	238,117
Security Deposits	146,402	147,277
Long-Term Debt	4,061,534	3,817,516

Total Liabilities	6,710,516	6,551,616

Redeemable Noncontrolling Interests	41,621	43,927

Commitments and Contingent Liabilities

Common Stock	194,039	207,576
Additional Paid-in Capital	229,600	243,032
Retained Earnings	1,305,044	1,363,969
Accumulated Other Comprehensive Income (Loss)	(36,263)	(31,103)
Treasury Stock, at Cost	(48,824)	(23,848)

Total ORIX Corporation Shareholders’ Equity	1,643,596	1,759,626

Noncontrolling Interests	43,977	74,820

Total Equity	1,687,573	1,834,446

Total Liabilities and Equity	8,439,710	8,429,989

	March 31, 2013	September 30, 2013
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	28,974	34,965
Defined benefit pension plans	(9,587)	(9,933)
Foreign currency translation adjustments	(53,759)	(55,259)
Net unrealized gains (losses) on derivative instruments	(1,891)	(876)

	(36,263)	(31,103)

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2012 and 2013)

(Unaudited)

		(millions of yen)
	Six Months ended September 30, 2012	Six Months ended September 30, 2013
Total Revenues:	508,534	614,131

Direct financing leases	26,380	28,387
Operating leases	145,588	163,865
Interest on loans and investment securities	78,701	69,752
Brokerage commissions and net gains on investment securities	13,083	15,318
Life insurance premiums and related investment income	66,928	75,796
Real estate sales	18,332	10,976
Gains (Losses) on sales of real estate under operating leases	2,695	(925)
Revenues from asset management and servicing	6,961	43,517
Other operating revenues	149,866	207,445

Total Expenses:	431,498	506,735

Interest expense	52,480	42,377
Costs of operating leases	95,631	107,651
Life insurance costs	46,600	51,326
Costs of real estate sales	20,945	15,860
Expenses from asset management and servicing	212	11,837
Other operating expenses	93,349	120,114
Selling, general and administrative expenses	104,022	137,967
Provision for doubtful receivables and probable loan losses	2,803	5,229
Write-downs of long-lived assets	4,137	11,915
Write-downs of securities	11,676	2,003
Foreign currency transaction loss (gain), net	(357)	456

Operating Income	77,036	107,396

Equity in Net Income of Affiliates	6,980	10,530
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,417	5,649

Income before Income Taxes and Discontinued Operations	87,433	123,575

Provision for Income Taxes	26,243	44,851

Income from Continuing Operations	61,190	78,724

Discontinued Operations:
Income from discontinued operations, net	3,277	8,551
Provision for income taxes	(1,253)	(3,230)

Discontinued operations, net of applicable tax effect	2,024	5,321

Net Income	63,214	84,045

Net Income Attributable to the Noncontrolling Interests	1,887	2,217

Net Income Attributable to the Redeemable Noncontrolling Interests	1,487	1,420

Net Income Attributable to ORIX Corporation Shareholders	59,840	80,408

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Revenues and Expenses from asset management and loan servicing business have been separately presented from this period as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing”. Figures in the same period of the previous year have been retrospectively adjusted for this change.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2012 and 2013)

(Unaudited)

	(millions of yen)
	Six Months ended September 30, 2012	Six Months ended September 30, 2013
Net Income:	63,214	84,045

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	3,445	6,422
Net change of defined benefit pension plans	179	(342)
Net change of foreign currency translation adjustments	(23,116)	2,478
Net change of unrealized gains on derivative instruments	676	1,033
Total other comprehensive income (loss)	(18,816)	9,591

Comprehensive Income	44,398	93,636

Comprehensive Income Attributable to the Noncontrolling Interests	93	5,008

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(665)	3,060

Comprehensive Income Attributable to ORIX Corporation Shareholders	44,970	85,568

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Six Months ended September 30, 2012		Six Months ended September 30, 2013		March 31, 2013	September 30, 2013
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	36,135	11,753	35,646	10,824	893,235	895,137
Maintenance Leasing	117,403	17,772	126,863	21,135	599,360	634,662
Real Estate	108,044	2,982	99,300	8,769	1,133,170	1,045,505
Investment and Operation	49,228	16,408	78,683	22,215	444,315	434,230
Retail	88,940	23,647	103,474	28,379	1,994,140	2,056,642
Overseas Business	93,287	22,660	151,364	34,204	1,318,434	1,682,603

Segment Total	493,037	95,222	595,330	125,526	6,382,654	6,748,779

Difference between Segment Total and Consolidated Amounts	15,497	(7,789)	18,801	(1,951)	2,057,056	1,681,210

Consolidated Amounts	508,534	87,433	614,131	123,575	8,439,710	8,429,989

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.
Note 3:	From the second consolidated fiscal period, goodwill and other intangible assets recognized as a result of business combination have been included in segment assets. As a result of the foregoing, we have reclassified the segment information for the previous second consolidated period and the previous fiscal year.

2. Geographic Information

			(millions of yen)

	Six Months Ended September 30, 2012
	Japan	Other	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	406,542	108,668	(6,676)	508,534
Income before Income Taxes	66,278	24,432	(3,277)	87,433

	Six Months Ended September 30, 2013
	Japan	Other	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	450,301	175,490	(11,660)	614,131
Income before Income Taxes	81,440	50,686	(8,551)	123,575

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There are no material subsequent events.